EXHIBIT 99.1

May 22, 2019

CORAL GOLD PROVIDES Q1 REPORT ON BARRICK’S

PROGRESS AT ROBERTSON PROJECT IN NEVADA

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) reports that Barrick Gold continues to advance activities on the Robertson Project in the Cortez region of Nevada where Coral retains a net smelter returns royalty (NSR).

Barrick recently delivered its Q1 2019 summary of work completed at Robertson, reporting that the 2019 core drilling program (13,920-meters) began in early March. Drilling has focused on infill and comparison drilling at the Porphyry and Altenburg Hill zones and infill drilling at the Gold Pan/39A zone.

Barrick is also developing updated geological and metal models for completion by end of Q2 2019. This work includes data addition from 45 core holes drilled in 2018 to develop the mineral inventory, upgrade the geology understanding and advance metallurgy. Barrick noted that, “Results from 2018 whole core assaying increased the grade thickness and highlights a previous under sampling trend.”

“We’re very encouraged to hear about the increasing grade thickness and also that past work at the property under-reported grades,” said Coral’s President and CEO David Wolfin. “This is positive news, and it speaks to Barrick’s thoroughness and methodical approach to completing prefeasibility work, modifying their sampling program to utilize large volume, whole core assaying to overcome analytical variables. As I have said a number of times, there is absolutely no better partner for us in this region than Barrick.”

Barrick also reported that baseline study work, including waste/mineralized material characterization is ongoing, along with Phase II heap leach column testing. Baseline study work must be completed prior to the permitting stage. SEM (Scanning Electron Microscopy) mineralogy analysis was also completed on 2018 rock samples.

Coral’s NSR at Robertson

After the sale of the Robertson Project to Barrick in 2017, Coral retains a sliding scale, 1% to 2.25% NSR on the project.  Coral’s NSR is subject to potential advance royalty payments as well as a right of first refusal enabling Barrick to acquire the NSR if the Company wishes to sell the NSR to any third party. The royalty increases with increases in the price of gold. Details of the NSR are available on Coral’s website.

Qualified Person

The technical data in this press release was reviewed and approved by Alan Morris, P.Geo, who is a qualified person within the context of National Instrument 43-101.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company operating in Nevada, where it has explored one of the world’s richest gold districts for over 30 years.  The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick Gold’s Robertson Property in Nevada.  The Company also holds a portfolio of strategically-located exploration projects near Barrick Gold’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Coral remains debt free with a strong balance sheet. Our overall objective is to generate long-term wealth for shareholders.

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ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

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